UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32258

                                                 333-207802

REYNOLDS AMERICAN INC.

(Exact name of registrant as specified in its charter)

401 North Main Street

Winston-Salem, North Carolina 27101

(336) 741-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copy to:

Philip A. Gelston, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

+1(212) 474-1000

Common Stock, par value $0.0001 per share

Guarantee of 2.300% Senior Notes due 2017 of R. J. Reynolds Tobacco Company

Guarantee of 8.125% Senior Notes due June 23, 2019 of R. J. Reynolds Tobacco Company

Guarantee of 6.875% Senior Notes due 2020 of R. J. Reynolds Tobacco Company

Guarantee of 3.750% Senior Notes due 2023 of R. J. Reynolds Tobacco Company

Guarantee of 8.125% Senior Notes due 2040 of R. J. Reynolds Tobacco Company

Guarantee of 7.000% Senior Notes due 2041 of R. J. Reynolds Tobacco Company

(Title of each class of securities covered by this Form)

2.300% Senior Notes due 2017

2.300% Senior Notes due 2018

8.125% Senior Notes due 2019

6.875% Senior Notes due 2020

3.250% Senior Notes due 2020

4.000% Senior Notes due 2022

3.250% Senior Notes due 2022

3.750% Senior Notes due 2023

4.850% Senior Notes due 2023

4.450% Senior Notes due 2025

5.700% Senior Notes due 2035

7.250% Senior Notes due 2037

8.125% Senior Notes due 2040

7.000% Senior Notes due 2041

4.750% Senior Notes due 2042

6.150% Senior Notes due 2043

5.850% Senior Notes due 2045

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share: Two (2)

2.300% Senior Notes due 2017 of R. J. Reynolds Tobacco Company: 40

8.125% Senior Notes due June 23, 2019 of R. J. Reynolds Tobacco Company: 40

6.875% Senior Notes due 2020 of R. J. Reynolds Tobacco Company: 60

3.750% Senior Notes due 2023 of R. J. Reynolds Tobacco Company: 39

8.125% Senior Notes due 2040 of R. J. Reynolds Tobacco Company: 31

7.000% Senior Notes due 2041 of R. J. Reynolds Tobacco Company: 24

Pursuant to the requirements of the Securities Exchange Act of 1934, Reynolds American Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

REYNOLDS AMERICAN INC.

Date: August 4, 2017	By:	/s/ McDara P. Folan, III
Name: McDara P. Folan, III
Title: Senior Vice President, Deputy General Counsel and
Secretary